                                       Lincoln Variable Insurance Products Trust
                                                       1300 South Clinton Street
Logo of Lincoln                                        Fort Wayne, Indiana 46802
Financial Group(R)                                      United States of America

VIA EDGAR
---------

April 20, 2011

Ellen Sazzman
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Lincoln Variable Insurance Products Trust
     Post-Effective Amendment No. 108 to Registration Statement on Form N-1A File Nos. 811-08090; 033-70742

Ladies and Gentlemen:

On March 10, 2011, Lincoln Variable Insurance Products Trust (the "Trust") filed Post-Effective Amendment No. 95 to the Trust's Registration Statement on Form N-1A relating to an offering of shares of beneficial interest in the Trust on behalf of the following funds: LVIP 2010 Profile Fund, LVIP 2020 Profile Fund, LVIP 2030 Profile Fund, and LVIP 2040 Profile Fund.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust and the Trust's principal underwriter, Lincoln Financial Distributors, Inc., hereby respectfully request that the effective date of Post-Effective Amendment No. 108 to the Trust's Registration Statement be accelerated so that it will be effective on April 29, 2011.

Please call Colleen Tonn, Esq. at 260-455-6918 if you wish to discuss this correspondence further.

Sincerely,

Lincoln Variable Insurance Products Trust

/s/ Kevin J. Adamson
---------------------------
Kevin J. Adamson
Second Vice President

                                       Lincoln Variable Insurance Products Trust
                                                       1300 South Clinton Street
Logo of Lincoln                                        Fort Wayne, Indiana 46802
Financial Group(R)                                      United States of America

The Undersigned hereby joins in the above acceleration request pursuant to the requirements of Rule 461(a).

Lincoln Financial Distributors, Inc.

/s/ Thomas O'Neill
-----------------------------
By: Thomas O'Neill
Title: Vice President